SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - COPEL are hereby summoned to the Annual and Extraordinary Shareholders’ Meeting, to be held at the Company’s headquarters, located at Rua Coronel Dulcídio no 800, Curitiba, at 2:30pm, on April 27, 2010, in order to deliberate on the following agenda:

ANNUAL SHAREHOLDERS’ MEETING
1.	To analyze, discuss and vote on the 2009 Annual Report, as well as the balance sheet and other financial statements for fiscal year 2009;
2.
To decide on the Executive Board’s proposal for the allocation of 2009 net income, in the amount of R$ 1,026,433,358.09 - including profit sharing and the subsequent distribution of shareholder payments in the amount of R$ 261.8 million, as follows:

a)
Dividends, in the gross amount of R$ 19,458,820.97, to be paid as follows: R$ 0.06784 per common share (ON); R$ 0.12713 per class A preferred share (PNA); and R$ 0.07463 per class B preferred share (PNB); and

b)
Interest on equity, replacing dividends, in the gross amount of R$ 230 million, R$ 168 million of which was declared and paid in advance on December 7, 2009, and the remaining R$ 62 million to be distributed as follows: R$ 0.21556 per common share (ON); R$ 0.85756 per class A preferred share (PNA); and R$ 0.23706 per class B preferred share (PNB);

3.	Election of Fiscal Committee members, due to the end of the term of office; and
4.	Establishment of Management and Fiscal Committee members’ compensation.
EXTRAORDINARY SHAREHOLDERS’ MEETING
5.
To analyze, discuss and vote on the Executive Board’s proposal for the Company’s capital increase via the incorporation of capital reserves in the amount of R$838,339,894.32 and of retained earnings related to 2005, 2006 and part of 2007 in the amount of R$1,611,660,105.68, since the amounts have already been recorded under permanent assets, increasing the capital stock from R$4,460 million to R$6,910 million, and on the amendment to the caput of Article 4 of the Company’s Bylaws due to the capital increase and the exercise of the right set forth in paragraph 1 of Article 7 of the Company’s Bylaws, due to the conversion of class A preferred shares into class B preferred shares, at the request of the shareholders.

Note:
a) The documents related to the issues on the agenda, and Shareholders Participation Guide are available to shareholders at the Company’s headquarters; and
b) Powers of attorney for the Shareholders’ Meeting should be filed at Copel’s headquarters, with the Investor Relations Department, at Rua Coronel Dulcídio, 800, 3º andar, in Curitiba, up to 48 hours prior to the meeting;

Curitiba, March 24, 2010

João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.